UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **January 24, 2007**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163 (Commission File Number)	**71-0581897** (IRS Employer Identification No.)
1 Information Way, P.O. Box 8180, Little Rock, Arkansas (Address of Principal Executive Offices)	**72203-8180** (Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This amendment to the Current Report on Form 8-K of Acxiom Corporation dated January 24, 2007, is being filed to correct formatting errors in the Press Release of the Company included in Exhibit 99.1. The corrected Exhibit is furnished herewith in its entirety.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated January 24, 2007 announcing third quarter earnings for fiscal year 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 25, 2007

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated January 24, 2007 announcing third quarter earnings for fiscal year 2007.

For more information, contact:

Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom Announces Third-Quarter Results

LITTLE ROCK, Ark. — January 24, 2007 — Acxiom[®] Corporation (Nasdaq: ACXM) today announced financial results for the third quarter of fiscal 2007 ended December 31, 2006. Acxiom will hold a conference call at 4:30 p.m. CST today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

Third-quarter earnings per diluted share of $.31 included a $.02 benefit related to a lower-than-expected income tax rate and a $.01 expense related to organizational changes in Europe. Third-quarter earnings were equal to the $.31 per diluted share reported in the same quarter a year ago. Operating income for the quarter decreased 3 percent to $51.3 million. Third-quarter revenue totaled $352.8 million, an increase of 2 percent over the same quarter last year.

"Our earnings continue to improve on a sequential basis but are not in line with our expectations due to slower than expected revenue growth," Company Leader Charles D. Morgan said. "We continue to execute our company-wide initiatives to create more value for our clients and drive more rapid revenue growth. We expect to see more from those efforts over the next several quarters."

Details of Acxiom's third-quarter performance include:

- Revenue of $352.8 million, up 2 percent from $347.4 million in the third quarter a year ago. Declines in revenue in the traditional IT outsourcing business and from one large client undergoing a merger negatively impacted the growth rate by 4 percentage points for the quarter and 5 percentage points year-to-date.
- Income from operations of $51.3 million, a 3 percent decrease compared to $52.7 million in the third quarter last year.
- Diluted earnings per share of $.31, equal to the third quarter of fiscal 2006.
- Operating cash flow of $62.7 million and free cash flow available to equity of $12.6 million. Free cash flow available to equity is a non-GAAP financial measure, and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.
- Gross margin of 28.4 percent compared to 31.4 percent in the same quarter last year.
- Computer, communications and other equipment expense equaling 20.2 percent of revenue compared to 21.2 percent of revenue in the third quarter of fiscal 2006.
- Interest expense in the quarter was $14.9 million compared with $8.6 million in the same quarter a year ago. The increase reflects the $600 million term loan completed in

1

September 2006. Proceeds from the term loan were used to retire debt and buy back approximately 11 million shares of Acxiom stock.

"While our overall revenue growth number for the quarter was disappointing, there are several areas of our business that turned in encouraging performances – including our digital and risk businesses and our direct-to-market U.S. data business," Morgan said. "We also showed strong growth in several key industries – including auto and insurance, which were both up 10 percent, year over year. We have continued to make investments to support future revenue growth, as evidenced by our recent acquisition of Equitec, which brings us strong marketing and merchandizing optimization expertise in the retail industry."

Morgan noted that General Motors awarded significant new business to Acxiom in the quarter and that the company has also recently completed new contracts with JPMorgan Chase & Co.; The Container Store; Colonial Penn® Life Insurance Company; and Sears Holdings. He also reported that Acxiom has been awarded significant business from a large European corporation in a deal pursued in partnership with EMC and Accenture.

Outlook
The Company's expectations are communicated in the Financial Road Map, which includes a chart summarizing the one-year and long-term goals as well as an explanation of the assumptions and definitions that accompany these goals. Acxiom's current Financial Road Map reflects the Company's revised expectations for fiscal year 2007, and the long-term goals reflect expected performance in fiscal 2010.

Acxiom anticipates fiscal 2007 earnings per diluted share between $0.92 and $0.97. This range is based on revising the income tax rate from 39 percent to 37 percent as a result of Congress' extension of the Research and Experimentation tax credit and doesn't reflect any European restructuring charges that may be incurred during the fourth quarter.

These financial projections are based on the assumptions and limitations set forth in the Financial Road Map. These projections are forward looking, and actual results may differ materially. These projections may be impacted by mergers, acquisitions, divestitures or other business combinations that may be completed in the future as well as the other factors set forth below.

About Acxiom
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia, China and Canada.

For more information, visit www.acxiom.com.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that we expect that our emphasis on revenue growth will lead to increased rates of revenue growth, that we expect that continued focus on expense controls will lead to continued improvement in operating margins, that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics referred to in the Financial Road Map attached to this release will be within the estimated ranges; that the Company has identified categories of opportunity that provide upside to the ranges of the Financial Road Map, that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; and that the business pipeline and our anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that clients may attempt to reduce the amount of business they do with the Company; the possibility that in the event that a change of control of the Company was sought that certain of the clients of the Company would invoke certain provisions in their contracts resulting in a decline in the revenue and profit of the Company; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that the historical seasonality of our business may change; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets that negatively impact the Company; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer, communications and other equipment expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of equity instruments will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program. With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in scale, competition, culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

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ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended December 31,			
	2006	2005	$ Variance	% Variance
Revenue:				
Services	265,798	263,266	2,532	1.0%
Data	87,043	84,165	2,878	3.4%
Total revenue	352,841	347,431	5,410	1.6%
Operating costs and expenses:				
Cost of revenue				
Services	199,704	189,502	10,202	5.4%
Data	53,004	48,799	4,205	8.6%
Total cost of revenue	252,708	238,301	14,407	6.0%
Services gross margin	24.9%	28.0%		
Data gross margin	39.1%	42.0%		
Total gross margin	28.4%	31.4%		
Selling, general and administrative	49,065	57,625	(8,560)	(14.9%)
Gains, losses and other items, net	(225)	(1,202)	977	0.0%
Total operating costs and expenses	301,548	294,724	6,824	2.3%
Income from operations	51,293	52,707	(1,414)	(2.7%)
Other income (expense):				
Interest expense	(14,911)	(8,635)	(6,276)	72.7%
Other, net	1,157	(71)	1,228	(1729.6%)
Total other income (expense)	(13,754)	(8,706)	(5,048)	58.0%
Earnings before income taxes	37,539	44,001	(6,462)	(14.7%)
Income taxes	12,594	16,720	(4,126)	(24.7%)
Net earnings	24,945	27,281	(2,336)	(8.6%)
Earnings per share:				
Basic	0.32	0.32	0.00	0.0%
Diluted	0.31	0.31	0.00	0.0%

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Nine Months Ended December 31, | | | |
	2006	2005	$ Variance	% Variance
Revenue:				
Services	793,789	754,958	38,831	5.1%
Data	244,076	233,267	10,809	4.6%
Total revenue	1,037,865	988,225	49,640	5.0%
Operating costs and expenses:				
Cost of revenue				
Services	597,161	575,734	21,427	3.7%
Data	153,638	149,808	3,830	2.6%
Total cost of revenue	750,799	725,542	25,257	3.5%
Services gross margin	24.8%	23.7%		
Data gross margin	37.1%	35.8%		
Total gross margin	27.7%	26.6%		
Selling, general and administrative	157,818	166,227	(8,409)	(5.1%)
Gains, losses and other items, net	(225)	9,960	(10,185)	0.0%
Total operating costs and expenses	908,392	901,729	6,663	0.7%
Income from operations	129,473	86,496	42,977	49.7%
Other income (expense):				
Interest expense	(31,630)	(21,213)	(10,417)	49.1%
Other, net	4,489	1,870	2,619	140.1%
Total other income (expense)	(27,141)	(19,343)	(7,798)	40.3%
Earnings before income taxes	102,332	67,153	35,179	52.4%
Income taxes	37,863	26,084	11,779	45.2%
Net earnings	64,469	41,069	23,400	57.0%
Earnings per share:				
Basic	0.77	0.47	0.30	63.8%
Diluted	0.75	0.45	0.30	66.7%

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Three Months Ended | | | |
	December 31, 2006	September 30, 2006	$ Variance	% Variance
Revenue:				
Services	265,798	266,099	(301)	(0.1%)
Data	87,043	82,220	4,823	5.9%
Total revenue	352,841	348,319	4,522	1.3%
Operating costs and expenses:				
Cost of revenue				
Services	199,704	201,384	(1,680)	(0.8%)
Data	53,004	51,062	1,942	3.8%
Total cost of revenue	252,708	252,446	262	0.1%
Services gross margin	24.9%	24.3%		
Data gross margin	39.1%	37.9%		
Total gross margin	28.4%	27.5%		
Selling, general and administrative	49,065	54,008	(4,943)	(9.2%)
Gains, losses and other items, net	(225)	-	(225)	0.0%
Total operating costs and expenses	301,548	306,454	(4,906)	(1.6%)
Income from operations	51,293	41,865	9,428	22.5%
Other income (expense):				
Interest expense	(14,911)	(8,950)	(5,961)	66.6%
Other, net	1,157	2,685	(1,528)	(56.9%)
Total other income (expense)	(13,754)	(6,265)	(7,489)	119.5%
Earnings before income taxes	37,539	35,600	1,939	5.4%
Income taxes	12,594	13,884	(1,290)	(9.3%)
Net earnings	24,945	21,716	3,229	14.9%
Earnings per share:				
Basic	0.32	0.25	0.07	28.0%
Diluted	0.31	0.25	0.06	24.0%

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended		
	December 31, 2006	December 31, 2005	September 30, 2006
Basic earnings per share:			
Numerator - net earnings	24,945	27,281	21,716
Denominator - weighted-average shares outstanding	77,717	85,203	86,000
Basic earnings per share	0.32	0.32	0.25
Diluted earnings per share:			
Numerator - net earnings			
Net earnings	24,945	27,281	21,716
Denominator:			
Weighted-average shares outstanding	77,717	85,203	86,000
Dilutive effect of common stock options, warrants and restricted stock	2,238	2,723	2,203
	79,955	87,926	88,203
Diluted earnings per share	0.31	0.31	0.25

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Nine Months Ended December 31, | |
	2006	2005
Basic earnings per share:		
Numerator - net earnings	64,469	41,069
Denominator - weighted-average shares outstanding	83,957	87,748
Basic earnings per share	0.77	0.47
Diluted earnings per share:		
Numerator - net earnings		
Net earnings	64,469	41,069
Denominator:		
Weighted-average shares outstanding	83,957	87,748
Dilutive effect of common stock options, warrants and restricted stock	2,237	2,691
	86,194	90,439
Diluted earnings per share	0.75	0.45

ACXIOM CORPORATION AND SUBSIDIARIES
RESULTS BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended		
Revenue:	December 31, 2006	December 31, 2005	September 30, 2006
US services & data	298,978	300,086	300,204
International services & data	53,863	47,345	48,115
Total revenue	352,841	347,431	348,319
US supplemental information:			
Services & data excluding IT mgmt	211,312	210,455	211,447
IT management services	87,666	89,631	88,757
	298,978	300,086	300,204
International supplemental information:			
Services & data excluding IT mgmt	53,863	47,345	48,115
Income from operations:			
US services & data	46,832	47,766	40,090
International services & data	4,236	3,739	1,775
Corporate & other	225	1,202	-
Total income from operations	51,293	52,707	41,865
Margin:			
US services & data	15.7%	15.9%	13.4%
International services & data	7.9%	7.9%	3.7%
Total margin	14.5%	15.2%	12.0%

ACXIOM CORPORATION AND SUBSIDIARIES
RESULTS BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Nine Months Ended December 31,	
Revenue:	2006	2005
US services & data	890,601	851,846
International services & data	147,264	136,379
Total revenue	1,037,865	988,225
US supplemental information:		
Services & data excluding IT mgmt	624,001	589,653
IT management services	266,600	262,193
	890,601	851,846
International supplemental information:		
Services & data excluding IT mgmt	147,264	136,379
Income from operations:		
US services & data	122,872	95,129
International services & data	6,376	1,327
Corporate & other	225	(9,960)
Total income from operations	129,473	86,496
Margin:		
US services & data	13.8%	11.2%
International services & data	4.3%	1.0%
Total margin	12.5%	8.8%

ACXIOM CORPORATION AND SUBSIDIARIES
DATA REVENUE AND COST OF DATA SUPPLEMENTAL SCHEDULE
(Unaudited)
(Dollars in thousands)

		For the Three Months Ended					
	December 31, 2006	December 31, 2005	$ Variance	% Variance	September 30, 2006	$ Variance	% Variance
Data	68,520	66,054	2,466	3.7%	62,654	5,866	9.4%
Passthrough data	18,523	18,111	412	2.3%	19,566	(1,043)	(5.3%)
Total data revenue	87,043	84,165	2,878	3.4%	82,220	4,823	5.9%
Cost of data revenue:							
Data	34,481	30,688	3,793	12.4%	31,496	2,985	9.5%
Passthrough data	18,523	18,111	412	2.3%	19,566	(1,043)	(5.3%)
Total cost of data	53,004	48,799	4,205	8.6%	51,062	1,942	3.8%
Margin:							
Data	49.7%	53.5%			49.7%		
Passthrough data	0.0%	0.0%			0.0%		
Total data	39.1%	42.0%			37.9%		

ACXIOM CORPORATION AND SUBSIDIARIES
DATA REVENUE AND COST OF DATA SUPPLEMENTAL SCHEDULE
(Unaudited)
(Dollars in thousands)

| | For the Nine Months Ended December 31, | | | |
	2006	2005	$ Variance	% Variance
Data	185,704	177,454	8,250	4.6%
Passthrough data	58,372	55,813	2,559	4.6%
Total data revenue	244,076	233,267	10,809	4.6%
Cost of data revenue:				
Data	95,266	93,995	1,271	1.4%
Passthrough data	58,372	55,813	2,559	4.6%
Total cost of data	153,638	149,808	3,830	2.6%
Margin:				
Data	48.7%	47.0%		
Passthrough data	0.0%	0.0%		
Total data	37.1%	35.8%		

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	December 31, 2006	March 31, 2006	$ Variance	% Variance
Assets				
Current assets:				
Cash and cash equivalents	88,014	7,705	80,309	1042.3%
Trade accounts receivable, net	276,061	261,624	14,437	5.5%
Deferred income taxes	24,452	24,587	(135)	(0.5%)
Other current assets	53,437	44,937	8,500	18.9%
Total current assets	441,964	338,853	103,111	30.4%
Property and equipment	713,235	662,948	50,287	7.6%
Less - accumulated depreciation and amortization	397,261	329,177	68,084	20.7%
Property and equipment, net	315,974	333,771	(17,797)	(5.3%)
Software, net of accumulated amortization	40,319	45,509	(5,190)	(11.4%)
Goodwill	500,639	472,401	28,238	6.0%
Purchased software licenses, net of accumulated amortization	149,982	155,518	(5,536)	(3.6%)
Unbilled and notes receivable, excluding current portions	17,466	19,139	(1,673)	(8.7%)
Deferred costs, net	130,016	112,817	17,199	15.2%
Data acquisition costs	35,241	40,828	(5,587)	(13.7%)
Other assets, net	19,504	21,662	(2,158)	(10.0%)
	1,651,105	1,540,498	110,607	7.2%
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term obligations	100,801	93,518	7,283	7.8%
Trade accounts payable	41,343	44,144	(2,801)	(6.3%)
Accrued payroll and related expenses	28,318	32,139	(3,821)	(11.9%)
Other accrued expenses	79,166	81,428	(2,262)	(2.8%)
Deferred revenue	99,606	123,916	(24,310)	(19.6%)
Income taxes	7,055	4,845	2,210	45.6%
Total current liabilities	356,289	379,990	(23,701)	(6.2%)
Long-term obligations:				
Long-term debt and capital leases, net of current installments	688,381	353,692	334,689	94.6%
Software and data licenses, net of current installments	20,353	22,723	(2,370)	(10.4%)
Total long-term obligations	708,734	376,415	332,319	88.3%
Deferred income taxes	77,043	77,916	(873)	(1.1%)
Commitments and contingencies				
Stockholders' equity:				
Common stock	11,103	10,946	157	1.4%
Additional paid-in capital	709,983	677,026	32,957	4.9%
Unearned stock-based compensation	-	(1,941)	1,941	(100.0%)
Retained earnings	461,276	410,278	50,998	12.4%
Accumulated other comprehensive income	15,670	2,205	13,465	610.7%
Treasury stock, at cost	(688,993)	(392,337)	(296,656)	75.6%
Total stockholders' equity	509,039	706,177	(197,138)	(27.9%)
	1,651,105	1,540,498	110,607	7.2%

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended December 31,	
	2006	2005
Cash flows from operating activities:		
Net earnings	24,945	27,281
Non-cash operating activities:		
Depreciation and amortization	54,396	59,712
Loss (gain) on disposal or impairment of assets, net	187	(524)
Deferred income taxes	(553)	4,386
Non-cash stock compensation expense	1,555	346
Changes in operating assets and liabilities:		
Accounts receivable	(8,933)	(8,552)
Other assets	(769)	(6,587)
Accounts payable and other liabilities	979	4,161
Deferred revenue	(9,148)	15,191
Net cash provided by operating activities	62,659	95,414
Cash flows from investing activities:		
Disposition of operations	-	3,315
Sale of assets	-	1,510
Capitalized software	(6,798)	(5,204)
Capital expenditures	(2,518)	(401)
Cash collected from the sale and license of software	-	20,000
Deferral of costs	(16,149)	(19,603)
Payments received from investments	-	2,093
Net cash paid in acquisitions	(14,400)	(2,983)
Net cash used by investing activities	(39,865)	(1,273)
Cash flows from financing activities:		
Proceeds from debt	(513)	31,833
Payments of debt	(25,817)	(125,264)
Dividends paid	(4,663)	(4,259)
Sale of common stock	8,896	10,058
Acquisition of treasury stock	(6,001)	(2,430)
Tax benefit of stock options exercised	1,237	-
Net cash used by financing activities	(26,861)	(90,062)
Effect of exchange rate changes on cash	249	(135)
Net increase (decrease) in cash and cash equivalents	(3,818)	3,944
Cash and cash equivalents at beginning of period	91,832	5,962
Cash and cash equivalents at end of period	88,014	9,906
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	14,813	7,932
Income taxes	8,196	1,070
Payments on capital leases and installment payment arrangements	16,700	17,994
Payments on software and data license liabilities	6,000	7,344
Other debt payments, excluding line of credit	3,117	1,715
Noncash investing and financing activities:		
Acquisition of property and equipment under capital lease and installment payment arrangements	10,427	14,804
Construction and other financing	4,511	402
Issuance of common stock for acquisition	3,610	-

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Nine Months Ended December 31,	
	2006	2005
Cash flows from operating activities:		
Net earnings	64,469	41,069
Non-cash operating activities:		
Depreciation and amortization	170,379	172,350
Gain on disposal or impairment of assets, net	(1,483)	(1,451)
Deferred income taxes	(975)	12,401
Non-cash stock compensation expense	2,699	968
Changes in operating assets and liabilities:		
Accounts receivable	(15,768)	(13,838)
Other assets	(2,159)	(21,747)
Accounts payable and other liabilities	(7,844)	2,790
Deferred revenue	(25,900)	9,133
Net cash provided by operating activities	183,418	201,675
Cash flows from investing activities:		
Disposition of operations	-	4,844
Sale of assets	-	5,123
Capitalized software	(19,443)	(16,686)
Capital expenditures	(5,995)	(6,355)
Cash collected from the sale and license of software	10,000	20,000
Deferral of costs	(49,595)	(54,498)
Payments received from investments	2,708	2,855
Net cash paid in acquisitions	(14,400)	(144,509)
Net cash used by investing activities	(76,725)	(189,226)
Cash flows from financing activities:		
Proceeds from debt	649,756	423,122
Payments of debt	(393,742)	(216,041)
Dividends paid	(13,471)	(13,068)
Sale of common stock	25,801	31,609
Acquisition of treasury stock	(299,301)	(231,865)
Tax benefit of stock options exercised	4,081	-
Net cash used by financing activities	(26,876)	(6,243)
Effect of exchange rate changes on cash	492	(485)
Net increase in cash and cash equivalents	80,309	5,721
Cash and cash equivalents at beginning of period	7,705	4,185
Cash and cash equivalents at end of period	88,014	9,906

Supplemental cash flow information:

Cash paid (received) during the period for:		
Interest	31,375	18,405
Income taxes	31,027	(376)
Payments on capital leases and installment payment arrangements	57,556	53,890
Payments on software and data license liabilities	21,151	23,610
Other debt payments, excluding line of credit	6,632	5,506
Noncash investing and financing activities:		
Issuance of options for acquisition	-	7,541
Software licenses and maintenance acquired under software obligation	15,266	8,380
Acquisition of property and equipment under capital lease and installment payment arrangements	44,454	70,377
Construction and other financing	18,167	7,200
Issuance of common stock for acquisition	3,610	-

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF FREE CASH FLOW AVAILABLE TO EQUITY
AND RECONCILIATION TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06	09/30/06	12/31/06	YTD FY2007
Net cash provided by operating activities	61,476	44,785	95,414	74,158	275,833	56,350	64,409	62,659	183,418
Less:									
Tax benefit of stock options and warrants	-	-	-	(19,097)	(19,097)	-	-	-	-
Subtotal	61,476	44,785	95,414	55,061	256,736	56,350	64,409	62,659	183,418
Plus:									
Proceeds received from the disposition of operations	-	1,529	3,315	-	4,844	-	-	-	-
Proceeds received from the disposition of assets	-	3,613	1,510	-	5,123	-	-	-	-
Payments received from investments	721	41	2,093	905	3,760	783	1,925	-	2,708
Less:									
Capitalized software	(5,673)	(5,809)	(5,204)	(5,217)	(21,903)	(5,719)	(6,926)	(6,798)	(19,443)
Capital expenditures	(2,929)	(3,025)	(401)	(493)	(6,848)	(217)	(3,260)	(2,518)	(5,995)
Deferral of costs	(16,192)	(18,703)	(19,603)	(15,956)	(70,454)	(16,887)	(16,559)	(16,149)	(49,595)
Payments on capital leases and installment payment arrangements	(19,929)	(15,967)	(17,994)	(18,342)	(72,232)	(18,905)	(21,951)	(16,700)	(57,556)
Payments on software and data license liabilities	(10,938)	(5,328)	(7,344)	(5,459)	(29,069)	(7,847)	(7,304)	(6,000)	(21,151)
Other required debt payments	(1,357)	(2,434)	(1,715)	(3,796)	(9,302)	(1,711)	(1,804)	(3,117)	(6,632)
Subtotal	5,179	(1,298)	50,071	6,703	60,655	5,847	8,530	11,377	25,754
Plus:									
Tax benefit of stock options and warrants	-	-	-	19,097	19,097	1,079	1,765	1,237	4,081
Subtotal	5,179	(1,298)	50,071	25,800	79,752	6,926	10,295	12,614	29,835
Plus:									
Cash collected from sale of software	-	-	20,000	-	20,000	5,000	5,000	-	10,000
Total	5,179	(1,298)	70,071	25,800	99,752	11,926	15,295	12,614	39,835

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06	09/30/06	12/31/06	Q3 FY06 to Q3 FY07 %	$	Q2 FY07 to Q3 FY07 %	$
Revenue:												
Services	238,499	253,193	263,266	257,591	1,012,549	261,892	266,099	265,798	1.0%	2,532	-0.1%	(301)
Data	71,772	77,330	84,165	86,752	320,019	74,813	82,220	87,043	3.4%	2,878	5.9%	4,823
Total revenue	310,271	330,523	347,431	344,343	1,332,568	336,705	348,319	352,841	1.6%	5,410	1.3%	4,522
Operating costs and expenses:												
Cost of revenue												
Services	194,349	191,883	189,502	196,428	772,162	196,073	201,384	199,704	5.4%	10,202	-0.8%	(1,680)
Data	48,885	52,124	48,799	52,142	201,950	49,572	51,062	53,004	8.6%	4,205	3.8%	1,942
Total cost of revenue	243,234	244,007	238,301	248,570	974,112	245,645	252,446	252,708	6.0%	14,407	0.1%	262
Selling, general and administrative	53,700	54,902	57,625	51,642	217,869	54,745	54,008	49,065	-14.9%	(8,560)	-9.2%	(4,943)
Gains, losses and other items, net	(1,637)	12,799	(1,202)	(456)	9,504	0	0	(225)	-81.3%	977	0.0%	(225)
Total operating costs and expenses	295,297	311,708	294,724	299,756	1,201,485	300,390	306,454	301,548	2.3%	6,824	-1.6%	(4,906)
Income from operations	14,974	18,815	52,707	44,587	131,083	36,315	41,865	51,293	-2.7%	(1,414)	22.5%	9,428
% Margin	4.8%	5.7%	15.2%	12.9%	9.8%	10.8%	12.0%	14.5%				
Other income (expense)												
Interest expense	(5,162)	(7,416)	(8,635)	(7,531)	(28,744)	(7,769)	(8,950)	(14,911)	72.7%	(6,276)	66.6%	(5,961)
Other, net	891	1,050	(71)	135	2,005	647	2,685	1,157	-1729.6%	1,228	-56.9%	(1,528)
Total other income (expense)	(4,271)	(6,366)	(8,706)	(7,396)	(26,739)	(7,122)	(6,265)	(13,754)	58.0%	(5,048)	119.5%	(7,489)
Earnings before income taxes	10,703	12,449	44,001	37,191	104,344	29,193	35,600	37,539	-14.7%	(6,462)	5.4%	1,939
Income taxes	4,064	5,300	16,720	14,132	40,216	11,385	13,884	12,594	-24.7%	(4,126)	-9.3%	(1,290)
Net earnings	6,639	7,149	27,281	23,059	64,128	17,808	21,716	24,945	-8.6%	(2,336)	14.9%	3,229
Diluted earnings (loss) per share	0.07	0.08	0.31	0.26	0.71	0.20	0.25	0.31	0.0%	0.00	24.0%	0.06

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS - INTERNAL FORMAT
(Unaudited)
(Dollars in thousands, except earnings per share)

									Q3 FY06 to Q3 FY07		Q2 FY07 to Q3 FY07	
	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06	09/30/06	12/31/06	%	$	%	$
Revenue	310,271	330,523	347,431	344,343	1,332,568	336,705	348,319	352,841	1.6%	5,410	1.3%	4,522
Operating costs and expenses:												
Salaries and benefits	126,264	127,325	129,888	132,579	516,056	135,917	139,557	139,724	7.6%	9,836	0.1%	167
Computer, communications and other equipment	77,647	76,250	73,614	71,730	299,241	73,119	72,685	71,132	-3.4%	(2,482)	-2.1%	(1,553)
Data costs	41,831	44,752	42,021	44,593	173,197	43,372	44,196	43,761	4.1%	1,740	-1.0%	(435)
Other operating costs and expenses	51,192	50,582	50,403	51,310	203,487	47,982	50,016	47,156	-6.4%	(3,247)	-5.7%	(2,860)
Gains, losses and other items, net	(1,637)	12,799	(1,202)	(456)	9,504	-	-	(225)	-81.3%	977	0.0%	(225)
Total operating costs and expenses	295,297	311,708	294,724	299,756	1,201,485	300,390	306,454	301,548	2.3%	6,824	-1.6%	(4,906)
Income (loss) from operations	14,974	18,815	52,707	44,587	131,083	36,315	41,865	51,293	-2.7%	(1,414)	22.5%	9,428
Operating Margin	***4.8%***	***5.7%***	***15.2%***	***12.9%***	***9.8%***	***10.8%***	***12.0%***	***14.5%***				
Other income (expense):												
Interest expense	(5,162)	(7,416)	(8,635)	(7,531)	(28,744)	(7,769)	(8,950)	(14,911)	72.7%	(6,276)	66.6%	(5,961)
Other, net	891	1,050	(71)	135	2,005	647	2,685	1,157	-1729.6%	1,228	-56.9%	(1,528)
	(4,271)	(6,366)	(8,706)	(7,396)	(26,739)	(7,122)	(6,265)	(13,754)	58.0%	(5,048)	119.5%	(7,489)
Earnings (loss) before income taxes	10,703	12,449	44,001	37,191	104,344	29,193	35,600	37,539	-14.7%	(6,462)	5.4%	1,939
Income taxes	4,064	5,300	16,720	14,132	40,216	11,385	13,884	12,594	-24.7%	(4,126)	-9.3%	(1,290)
Net earnings (loss)	6,639	7,149	27,281	23,059	64,128	17,808	21,716	24,945	-8.6%	(2,336)	14.9%	3,229
Diluted earnings (loss) per share	0.07	0.08	0.31	0.26	0.71	0.20	0.25	0.31	0.0%	0.00	24.0%	0.06

ACXIOM CORPORATION AND SUBSIDIARIES
MARGIN ANALYSIS
(Unaudited)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06	09/30/06	12/31/06	Q3 FY06 to Q3 FY07 %	Q3 FY06 to Q3 FY07 $	Q2 FY07 to Q3 FY07 %	Q2 FY07 to Q3 FY07 $
Gross profit	67,037	86,516	109,130	95,773	358,456	91,060	95,873	100,133	-8.2%	(8,997)	4.4%	4,260
Gross margin	21.6%	26.2%	31.4%	27.8%	26.9%	27.0%	27.5%	28.4%				
Operating margin	4.8%	5.7%	15.2%	12.9%	9.8%	10.8%	12.0%	14.5%				
Services gross profit	44,150	61,310	73,764	61,163	240,387	65,819	64,715	66,094	-10.4%	(7,670)	2.1%	1,379
Services gross margin	18.5%	24.2%	28.0%	23.7%	23.7%	25.1%	24.3%	24.9%				
Data gross profit	22,887	25,206	35,366	34,610	118,069	25,241	31,158	34,039	-3.8%	(1,327)	9.2%	2,881
Data gross margin	31.9%	32.6%	42.0%	39.9%	36.9%	33.7%	37.9%	39.1%				

ACXIOM CORPORATION AND SUBSIDIARIES
EXPENSE TREND ANALYSIS
(Unaudited)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06	09/30/06	12/31/06	YTD FY2007
Salaries and benefits % of revenue	40.7%	38.5%	37.4%	38.5%	38.7%	40.4%	40.1%	39.6%	40.0%
Computer, communications and other equipment % of revenue	25.0%	23.1%	21.2%	20.8%	22.5%	21.7%	20.9%	20.2%	20.9%
Data costs % of revenue	13.5%	13.5%	12.1%	13.0%	13.0%	12.9%	12.7%	12.4%	12.7%
Other operating costs and expenses % of revenue	16.5%	15.3%	14.5%	14.9%	15.3%	14.3%	14.4%	13.4%	14.0%
Total operating costs and expenses % of revenue	95.2%	94.3%	84.8%	87.1%	90.2%	89.2%	88.0%	85.5%	87.5%
SG&A % of revenue	17.3%	16.6%	16.6%	15.0%	16.3%	16.3%	15.5%	13.9%	15.2%

ACXIOM CORPORATION

Financial Road Map
(as of December 31, 2006)

Years Ending March 31,	Actual Fiscal 2006	Actual Q3 Fiscal 2007	Actual YTD Fiscal 2007	Target Fiscal 2007	Long-Term Goals Fiscal 2010
U.S. Revenue Growth	13.6%	-0.4%	4.5%	4% to 5%	8% to 11% (CAGR)
U.S. Revenue	$1,148 million	$299 million	$891 million	$1,195 to $1,205 mil	-
International Revenue Growth	-13.0%	13.8%	8.0%	5% to 8%	5% to 8% (CAGR)
International Revenue	$185 million	$54 million	$147 million	$195 to $200 mil	-
U.S. Operating Margin	11.6%	15.7%	13.8%	13% to 14%	16% to 18%
Adjusted U.S. Operating Margin	12.4%[2]				
International Operating Margin	-1.1%	7.9%	4.3%	4% to 5%	12% to 15%
Adjusted International Operating Margin	2.5%[2]				
Return on Assets [1]	8.5%	10.9%	10.9%	10% to 11%	14% to 17%
Adjusted Return on Assets [1]	9.5%[2]				
Return on Invested Capital [1]	11.4%[2]	13.2%	13.2%	12% to 13%	16% to 19%
Operating Cash Flow	$276 million	$63 million	$183 million	$245 to $255 mil	$320 to $360 mil
Free Cash Flow to Equity	$100 million	$13 million	$40 million	$50 to $60 mil	$140 to $160 mil
Revolving Credit Line Balance	$252 million	$0 million	$0 million	< $250 mil	< $250 mil
Dividends Per Share	$0.20	$0.06	$0.16	$0.22	$0.24 to $0.28

1 ROA and ROIC are calculated on a trailing 4 quarters basis.

2 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2006	Actual Q3 Fiscal 2007	Actual YTD Fiscal 2007	Target Fiscal 2007 Low	Target Fiscal 2007 High	Long-Term Goals Fiscal 2010 Low	Long-Term Goals Fiscal 2010 High
U.S. Operating Margin							
U.S. Revenue	1,147,641	298,978	890,601				
U.S. Operating Income	133,072	47,057	123,097				
U.S. Operating Income Margin	11.6%	15.7%	13.8%				
Gains, losses and nonrecurring items, net	6,147	0	0				
ValueAct Defense	2,216	0	0				
Lawsuit Expenses	761	0	0				
Adjusted U.S. Operating Income (1)	142,196	47,057	123,097				
Adjusted U.S. Operating Income Margin (1)	12.4%	15.7%	13.8%				
International Operating Margin							
International Revenue	184,927	53,863	147,264				
International Operating Income	(1,991)	4,236	6,376				
International Operating Income Margin	-1 1%	7.9%	4.3%				
Gains, losses and nonrecurring items, net	6,652	0	0				
Adjusted International Operating Income (1)	4,661	4,236	6,376				
Adjusted International Operating Income Margin (1)	2.5%	7.9%	4.3%				
Free Cash Flow to Equity				Low	High	Low	High
Net cash provided by operating activities	275,833	62,659	183,418	245,000	255,000	320,000	360,000
Plus: Proceeds received from disposition of assets	5,123	0	0	0	0	0	0
Proceeds received from disposition of operations	4,844	0	0	0	0	0	0
Cash received from investments	3,760	0	2,708	3,000	3,000	0	0
Tax benefit of stock option and warrant exercise	0	1,237	4,081	5,000	5,000	10,000	10,000
Proceeds received from sale of software	20,000	0	10,000	10,000	10,000	0	0
	33,727	1,237	16,789	18,000	18,000	10,000	10,000
Less: Capitalized software	(21,903)	(6,798)	(19,443)	(26,000)	(26,000)	(20,000)	(25,000)
Capital expenditures	(6,848)	(2,518)	(5,995)	(9,000)	(9,000)	(10,000)	(10,000)
Deferral of costs	(70,454)	(16,149)	(49,595)	(66,000)	(66,000)	(65,000)	(75,000)
Capital lease and installment payments	(72,232)	(16,700)	(57,556)	(75,000)	(75,000)	(65,000)	(70,000)
Software and data license liability payments	(29,069)	(6,000)	(21,151)	(27,000)	(27,000)	(25,000)	(25,000)
Other debt payments	(9,302)	(3,117)	(6,632)	(10,000)	(10,000)	(5,000)	(5,000)
	(209,808)	(51,282)	(160,372)	(213,000)	(213,000)	(190,000)	(210,000)
Free cash flow to equity	99,752	12,614	39,835	50,000 to	60,000	140,000 to	160,000

Free cash flow to equity as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow to equity in this Financial Road Map representing the amount of money available for the Company's discretionary spending. Management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, deferred costs and required debt repayments. The above table reconciles free cash flow to equity to cash provided by operating activities, the nearest comparable GAAP measure.

Notes

1 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Return on Assets (ROA) and Return on Invested Capital (ROIC)	Actual Fiscal 2006			Actual Q3 Fiscal 2007		Actual YTD Fiscal 2007		Target Fiscal 2007				Long-Term Goals Fiscal 2010			
								ROA		ROIC		ROA		ROIC	
	ROA	Adjusted ROA	ROIC	ROA	ROIC	ROA	ROIC	Low	High	Low	High	Low	High	Low	High
Numerator:															
Income from operations (3)	131,083	131,083	131,083	174,060	174,060	174,060	174,060	163,200	178,700	163,200	178,700	268,600	337,600	268,600	337,600
Unusual Charges, Net (1)		15,776	15,776	0	0	0	0	0	0	0	0				
Add implied interest on operating leases			11,696		10,369		10,369			10,400	10,400			9,000	9,000
	131,083	146,859	158,554	174,060	184,429	174,060	184,429	163,200	178,700	173,600	189,100	268,600	337,600	277,600	346,600
Denominator:															
Average total assets	1,549,933	1,549,933	1,549,933	1,592,493	1,592,493	1,592,493	1,592,493	1,622,400	1,627,800	1,622,400	1,627,800	1,860,000	1,960,000	1,860,000	1,960,000
Less average cash (2)			(8,616)		(47,929)		(47,929)			(71,700)	(74,200)			(10,000)	(10,000)
Less average non-interest bearing current liabilities			(288,063)		(271,317)		(271,317)			(263,400)	(266,400)			(261,000)	(285,000)
Plus average present value of operating leases			135,190		128,525		128,525			128,600	128,600			114,000	114,000
	1,549,933	1,549,933	1,388,444	1,592,493	1,401,773	1,592,493	1,401,773	1,622,400	1,627,800	1,415,900	1,415,800	1,860,000	1,960,000	1,703,000	1,779,000
Return on invested capital	8.5%	9.5%	11.4%	10.9%	13.2%	10.9%	13.2%	10% to	11%	12% to	13%	14% to	17%	16% to	19%

Notes

1 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP.

2 Future cash balances above $10.0 million are assumed to be invested at money market rates and are excluded from this operating cash adjustment.

3 Trailing four quarters.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.

General Road Map Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.
2. **Operating Margin** is defined as the income from operations as a percentage of revenue.
3. **Operating Cash Flow** is as shown on the Company's cash flow statement.
4. **Free Cash Flow to Equity** is defined as cash flow from operating activities plus or minus cash flow from investing activities (excluding net cash paid for acquisitions), less required payments of debt (total debt payments excluding payments on the line of credit).
5. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.
6. **Dividends Per Share** is defined as the sum of the dividends for that period.
7. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.
8. **Return on Invested Capital (ROIC)** is defined as trailing four quarters income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less operating cash, less non-interest bearing liabilities (current liabilities less the current portion of long-term debt), plus the present value of operating leases.

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